[ AXA LOGO ]
                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE

                                                               September 6, 2005


--------------------------------------------------------------------------------
                   VERY STRONG FIRST HALF 2005(1) PERFORMANCE
                 UNDERLYING EARNINGS UP 26% TO EURO 1.8 BILLION
                  ADJUSTED EARNINGS UP 28% TO EURO 2.1 BILLION
                     NET INCOME UP 31% TO EURO 2.3 BILLION
--------------------------------------------------------------------------------

Paris - AXA reported today IFRS underlying earnings(2) of Euro 1,761 million for the first half of 2005, up a very strong 26% compared to first half 2004. Underlying earnings per share reached Euro 0.93, up 21%.

  IFRS                                       1H05         1H04               Change            1H05 per       Change
  Euro million                                                                                 share(a)
  Except per share amounts                                           Reported     @ Cst FX
                                          -------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------------------------------------
  Underlying Earnings                       1,761         1,398        +26%         +28%          0.93          +21%
  -----------------------------------------------------------------------------------------------------------------------
  Net capital gains                           370           263
  -----------------------------------------------------------------------------------------------------------------------
  Adjusted Earnings                         2,132         1,661        +28%         +31%          1.11          +24%
  -----------------------------------------------------------------------------------------------------------------------
  Profit or loss on financial assets under    119           -17
  Fair Value option and derivatives
  Exceptional operations                       27           126
  Goodwill & related intangibles               -4           -38
  -----------------------------------------------------------------------------------------------------------------------
  Net income, Group share                   2,274         1,733        +31%         +33%          1.19          +27%
  -----------------------------------------------------------------------------------------------------------------------

(a) Fully diluted. Weighted average number of fully diluted shares was 1,960.9m in 1H05 versus 1,930.5m in 1H04.

Following the Supervisory Board meeting on September 21st, AXA will publish its detailed first half 2005 earnings release, together with the customary set of documents, on September 22nd at 7:30 am (Paris time). Two analysts' and investors' conferences will be held: one in Paris on the afternoon of September 22nd and one in London on the morning of September 23rd.

--------------------
(1) AXA's independent auditors have carried out a limited review on AXA's consolidated first half 2005 net income. AXA's 1H05 earnings have been prepared in accordance with IFRS and interpretations expected to be applicable and endorsed by the European Commission for the year-end closing 2005.
(2) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets under the fair value option and derivatives. Adjusted and underlying earnings are non-GAAP measures and as such are not audited, and they may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

------------------------------Be Life Confident------------------------------- 1

"The combination of continued focus on efficiency improvement, organic growth and opportunistic acquisitions has enabled the Group to deliver another strong performance in the first half of 2005" said AXA Chief Executive Officer Henri de Castries. "We believe we are well on track to deliver strong double digit earnings growth for the full year 2005 despite the recent weather related events in the US."

UNDERLYING EARNINGS

1H05 underlying earnings improved by 26% (or +28% at constant exchange rates) to Euro 1,761 million, driven by double-digit growth in Life & Savings, Property & Casualty and Asset Management.

IFRS (Euro million)                                     1H05           1H04          Change         Change
                                                                                                   @ Cst FX
                                                   ------------------------------------------------------------
Life & Savings                                            972             815          +19%           +22%
Property & Casualty                                       695             578          +21%           +21%
International Insurance                                   103             138          -25%           -26%
Asset Management                                          154             123          +25%           +30%
Other Financial Services & Holdings                      -163            -257            --             --
---------------------------------------------------------------------------------------------------------------
Total Underlying Earnings                               1,761           1,398          +26%           +28%
---------------------------------------------------------------------------------------------------------------

Note: For underlying earnings analysis below, changes between first half 2004 and first half 2005 are presented at constant exchange rates.

Life & Savings underlying earnings increased by 22%, to Euro 972 million, notably driven by fees & revenues and technical margin, which more than compensated for a continued low interest rate environment.

As expected, the US benefited from Euro 61 million incremental earnings stemming from the MONY acquisition. Japan's underlying earnings included non recurring elements for a net total of Euro 47 million of which a positive tax impact
(Euro 193 million), reflecting the improvement in recoverability of tax losses carried forward, partly offset by additional VBI(3) and DAC(4) amortization due to a change in future investment assumptions (Euro -136 million).

In addition to these elements, the main contributors to the Life & Savings' strong performance were France and the US.

Property & Casualty underlying earnings were Euro 695 million, up 21%, due to a
1.0 point improvement in the combined ratio to 97.5%, together with premium growth, and to a higher investment income supported by strong cash flows. 1H05 continued to benefit from an improved claims frequency in individual motor and a low level of large claims, especially in Property. The main contributors to the P&C improvement were Germany, France, the UK & Ireland and Canada.

International Insurance underlying earnings were down 25% to Euro 103 million as AXA RE was impacted by Euro 73 million, gross of tax, of major losses (notably the Erwin storm) in first half 2005 compared to none during the same period last year.

Asset Management underlying earnings were Euro 154 million, up 30%, benefiting from higher average Assets Under Management, fuelled by solid net inflows of Euro 16 billion, and cost-control.

--------------------
(3) VBI: Value of Business In force
(4) DAC: Deferred Acquisition Costs

------------------------------Be Life Confident------------------------------- 2

Other Financial Services & Holdings underlying earnings improved by Euro 91 million to Euro -163 million, mainly due to a tax benefit at AXA SA (Euro 47 million) and to higher AXA Bank Belgium earnings.

ADJUSTED EARNINGS

1H05 adjusted earnings, the basis for our dividend policy, were up 28% (or +31% at constant exchange rates) to Euro 2,132 million, driven by the solid underlying earnings performance as well as a Euro 107 million increase in net capital gains attributable to shareholders to Euro 370 million principally due to much improved equity markets, especially in Europe.

NET INCOME, GROUP SHARE

1H05 net income of Euro 2,274 million increased by 31% (or 33% at constant exchange rates) driven by the increase in adjusted earnings. The lower impact from exceptional operations was more than offset by (1) higher profit on financial assets under Fair Value option and derivatives and (2) the non-recurrence of half year 2004 goodwill impairment in our P&C operation in the Netherlands.

SHAREHOLDERS' EQUITY

As of June 30, 2005 Shareholders' Equity was 33 billion, up approximately 14% compared to December 31, 2004, primarily benefiting from the appreciation of financial markets.

About AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 869 billion in assets under management as of December 31, 2004. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. AXA reported total IFRS revenues of Euro 37 billion and IFRS underlying earnings of Euro 1,761 million for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:                           AXA Media Relations:
----------------------                            -------------------
Matthieu Andre:           +33.1.40.75.46.85       Christophe Dufraux:    +33.1.40.75.46.74
Caroline Portel:          +33.1.40.75.49.84       Clara Rodrigo:         +33.1.40.75.47.22
Sophie Bourlanges:        +33.1.40.75.56.07       Rebecca Le Rouzic:     +33.1.40.75.97.35
Marie-Flore Bachelier:    +33.1.40.75.49.45       Mary Taylor:           +1.212.314.5845
Emmanuel Touzeau:         +33.1.40.75.49.05
Kevin Molloy:             +1.212.314.2893



------------------------------Be Life Confident------------------------------- 3

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.







------------------------------Be Life Confident------------------------------- 4